Exhibit 2.01

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (as it may be amended from time to time, this “Agreement”), is dated as of June 19, 2015, and is among, Link Media Alabama, LLC, with an address of c/o Boston Omaha Corporation, 292 Newbury Street, Suite 333, Boston, Massachusetts 02115 (“Buyer”), BELL MEDIA, LLC, with an address of 5027 Mercer St., Montgomery, Alabama 36116 (“Seller”) and, solely with respect to Section 6.2 hereof, Scott Bell (“Bell”).

RECITALS

A.           Seller operates an outdoor billboard advertising business in the State of Alabama (the “Billboard Business”), and Seller also operates an indoor video-screen advertising business and an on-line web development, social media, and digital advertising and marketing business (the “Retained Business”).

B.           Seller desires to sell the Billboard Assets (as defined below), and retain all the assets used in the operations of the Retained Business;

C.           Buyer desires to buy the Billboard Assets in accordance with the terms of this Agreement.

D.           Both Seller and Buyer have agreed, in connection with the purchase and sale of the assets described in this Agreement, to certain non-compete, non-solicitation, and other restrictions, as provided for below in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller, intending to be bound, hereby agree as follows:

ARTICLE I
CLOSING

1.1           Closing.    Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place on the date of this Agreement.  The date on which the Closing is actually held is referred to herein as the “Closing Date.”  All transactions at the Closing shall be deemed to take place simultaneously at the close of business on the Closing Date, and no document or certificate shall be deemed to have been delivered until all transactions are completed and all documents are delivered.

ARTICLE II
ASSETS PURCHASED

2.1           Billboard Assets.    Subject to the conditions set forth in this Agreement, Buyer shall purchase and acquire, and Seller shall sell, convey, assign, deliver and transfer to Buyer at the Closing, free and clear of any and all security interests, mortgages, deeds of trust, pledges, conditional sales agreements, charges, options, liens or other adverse claims or encumbrances (collectively, “Liens”), except for Liens for taxes not yet due and payable, and obligations and liabilities arising with respect to events or periods which occur after the Closing under any contract assigned to Buyer pursuant to this Agreement (collectively, “Permitted Encumbrances”) all of Seller’s right, title and interest in and to the following assets (collectively, the “Billboard Assets”):

(a)           All of Seller’s billboard structures, and all personal property, lights, video displays, vinyls and other materials used for displaying ads, electrical wiring and circuits, equipment and other fixtures and chattel attached thereto or contained therein, and all replacement parts, supplies, and other equipment and other similar personal property held for use on or replacement to the physical billboard structures, wherever located (the “Billboard Structures”);

(b)           All rights of Seller under all contracts, leases, and other agreements with customers of its Billboard Business, as set forth on Schedule 2.1(b) attached hereto (the “Customer Contracts”);

(c)           All rights of Seller under all contracts, leases, and other agreements with owners of real property and fixtures on which Seller’s billboards are located, as set forth on Schedule 2.1(c) attached hereto (the “Location Contracts”), with Schedule 2.1(c) also setting forth the location of each Billboard Structure of Seller;

(d)           All rights of Seller under all contracts, leases, and other agreements with vendors of its Billboard Business not listed in any other subsection of this Section 2.1, as set forth on Schedule 2.1(d) attached hereto (the “Vendor Contracts”);

(e)           All rights of Seller under all permits, licenses and other governmental authorizations of every kind issued to or held by Seller that are required for the operation of the Billboard Structures, as set forth on Schedule 2.1(e) attached hereto (the “Permits”);

(f)           All rights of Seller under all accounts, agreements and arrangements with providers of electricity, gas, water, or other utilities used in the operation of the Billboard Structures that are transferable without the consent or approvals of such providers, which are set forth on Schedule 2.1(f) attached hereto (the “Transferable Utility Arrangements”);

(g)           All rights of Seller under all contracts, leases, and other agreements with respect to the maintenance and upkeep, including maintenance with respect to software used for the operation, of the Billboard Structures, as set forth on Schedule 2.1(g) attached hereto (the “Maintenance Agreements”);

(h)           All rights of Seller in and to the customers of the Billboard Business, including their contact information, purchase history for the past 12 months, and other sales data (the “Customer Data”);

(i)            All rights of Seller in and to the vendors of the Billboard Business, including their contact information, sales history for the past 12 months, and other sales data (the “Vendor Data”);

(j)           All rights of Seller in and to all catalogues, brochures, art work, sales literature, promotional material and other selling materials for the Billboard Business, whether in hard copy or electronic format (the “Marketing Materials”);

(k)           All rights of Seller in and to the intangible property solely used in the operation of the Billboard Structures (the “Billboard Intellectual Property”), including, without limitation, (i) all software related to LED and other digital screens attached to Billboard Structures, (ii) all blueprints, design plans, and other technical specifications of the Billboard Structures, and (iii) all trademarks and trade names, logos, trademark and trade name registrations, servicemark and servicemark registrations, all copyrights and copyright registrations, the applications therefor, trade secrets, “know how” or other confidential information related to the use and operation of the Billboard Structures; and

(l)           All goodwill appurtenant to the Billboard Business.

2.2           Excluded Assets.  Seller shall retain all right, title and interest in and to, and Buyer shall not acquire any ownership or other rights in or to, any assets of Seller not included within the definition of the Billboard Assets set forth in Section 2.1 above.  For the purposes of clarity, Buyer acknowledges and agrees that it is not purchasing, nor receiving any interest in or any right to use, the name “Bell Media” and that is it not purchasing or receiving any interest in any of the accounts receivable of the Billboard Business arising prior to the Closing or to the utility arrangements of Seller that are not transferable without the consent of the utility provider.

2.3           Assumption of Liabilities.  At the Closing, Buyer shall assume and agree to perform, pay and discharge, when due, the obligations, commitments and liabilities of Seller under the Customer Contracts, Location Contracts, Vendor Contracts, Permits, Transferable Utility Arrangements, and Maintenance Agreements (collectively, the “Billboard Contracts”) that are attributable to events occurring after the Closing Date (collectively, the “Assumed Liabilities”).  Buyer acknowledges and agrees that it shall be fully responsible for all such Assumed Liabilities.

2.4           Retained Liabilities.  Except for the Assumed Liabilities, Buyer shall not assume, have any responsibility for or otherwise bear the economic burden of any liability, obligation or commitment of any nature of Seller, the Billboard Business or the Retained Business, whether now or hereafter existing, known or unknown, accrued or unaccrued or due to come due, including, without limitation, any obligations or liabilities related to the accounts payable and all other liabilities of the Billboard Business existing prior to, or arising out of events occurring prior to, the Closing (all such liabilities, obligations and commitments, collectively, the “Retained Liabilities”).  Seller acknowledges and agrees that it shall be fully responsible for all such Retained Liabilities.

ARTICLE III
PURCHASE PRICE; CLOSING PAYMENTS AND CLOSING DELIVERIES

3.1           Purchase Price. In consideration for the purchase and sale of the Billboard Assets, Buyer shall pay to Seller an amount at Closing of Six Million Seven Hundred Thousand Dollars, ($6,700,000), subject to adjustment as set forth in Section 3.3 (the “Purchase Price”).

3.2           Closing Payment.  At the Closing, Buyer shall pay an amount equal to the Purchase Price (as adjusted pursuant to Section 3.3) less the amount of Three Hundred Thousand Dollars ($300,000) to be held by Buyer as a “Deferred Payment” pursuant to that certain Services Agreement by and between Buyer and Seller, dated as of the date hereof, substantially in the form attached hereto as Exhibit E (the “Services Agreement”), to Seller by wire of immediately available funds to an account designated in advance by Seller.  The Deferred Payment will be paid by Buyer to Seller, if applicable, in accordance with the terms of the Services Agreement.

3.3           Statement of Closing Prorations.  Attached to this Agreement on Exhibit A is a closing statement of prorations (“Closing Prorations Statement”) that allocates to Buyer: (i) revenue received by Seller prior to the Closing but attributable to services of the Billboard Business after the Closing, (ii) lease payments made and other expenses paid by Seller prior to the Closing but attributable to periods after the Closing, and (iii) revenue arising from invoices sent to customers of the Billboard Business prior to the Closing but attributable to services to be performed after the Closing.  The Closing Prorations Statement will identify in each case the customer, landlord, vendor, or other relevant party, the aggregate amount of the revenue received or to be received or the expense paid, the amount of the revenue or expense to be allocated to Buyer and to Seller with respect to each proration, and any other information Buyer and Seller agree to.  The Purchase Price will be decreased if the sum of the pre-paid revenue in clauses (i) and (iii) above exceed the amount of the pre-paid expenses in clause (ii) above, and the amount of the decrease will be equal to the dollar amount that such revenue exceeds such expenses.

The Purchase Price will be increased if the sum of the pre-paid revenue in clauses (i) and (iii) above is less than the amount of the pre-paid expenses in clause (ii) above, and the amount of the increase will be equal to the dollar amount that such expenses exceeds such revenue.

3.4           Allocation of Consideration.  The Purchase Price, as adjusted pursuant to Section 3.3, shall be allocated among the Billboard Assets by mutual agreement of Buyer and Seller in accordance with Section 1060 of the Internal Revenue Code and the applicable Treasury Regulations, and attached hereto as Exhibit B.  Buyer and Seller shall determine such allocation no later than ten (10) days following the Closing Date.  Buyer and Seller agree to make all appropriate tax filings on a basis consistent with the agreed allocation, to provide a draft of any required information return to the other party, if requested, at least ten (10) days prior to filing any such return, and not to take a position on any return or in any proceeding before any court or governmental agency that is inconsistent with the terms of the agreed allocation as set forth on Exhibit B.

3.5           Closing Deliveries and Actions.

(a)           Seller Deliveries.  The obligations of Buyer under this Agreement are subject to fulfillment of, or waiver in writing by Buyer, of each of the following conditions on or prior to the Closing Date:

(i)    Delivery of this Agreement by Seller, duly executed by Seller;

(ii)    Delivery of the General Assignment and Bill of Sale, substantially in the form attached hereto as Exhibit C (the “Bill of Sale”) by Seller, duly executed by Seller;

(iii)           Delivery of the Transition Services Agreement, substantially in the form attached hereto as Exhibit D (the “TSA”) by Seller, duly executed by Seller;

(iv)           Delivery by Seller of a certificate from the Secretary of Seller, certifying the resolutions adopted by the managers and the members of Seller authorizing and approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(v)           Delivery by Seller of possession of the Billboard Assets;

(vi)           Delivery by Seller of all approvals, authorizations, waivers, consents and releases of third parties listed on Schedule 3.5(a)(vi); and

(vii)           Delivery of the Services Agreement by Seller, duly executed by Seller.

(b)           Buyer Deliveries.  The obligations of Seller under this Agreement are subject to fulfillment of, or waiver in writing by Seller, of each of the following conditions on or prior to the Closing Date:

(i)           Payment by Buyer of the Purchase Price to Seller in accordance with Section 3.2;

(ii)           Delivery of this Agreement by Buyer, duly executed by Buyer;

(iii)           Delivery of the Bill of Sale by Buyer, duly executed by Buyer;

(iv)           Delivery of the TSA by Buyer, duly executed by Buyer; and

(v)           Delivery of the Services Agreement by Buyer, duly executed by Buyer.

(c)           Mutual Deliveries.  At or before the Closing, Seller and Buyer shall have agreed upon: (i) the Closing Prorations Statement to be attached to this Agreement as Exhibit A, and (ii) the form of notice to be sent by Seller to issuers of the Permits notifying such parties of their assignment to Buyer (which shall be sent by Seller within ten (10) days of the Closing).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as follows:

4.1           Authority Relative to this Agreement.  Seller has the full power and authority to execute and deliver this Agreement and all other agreements and instruments executed and delivered by Seller hereunder (the “Additional Agreements”), and to consummate the transactions and to discharge its obligations contemplated hereby and thereby.

4.2           Agreement Binding.  The Agreement has, and the Additional Agreements have, been duly and validly executed and delivered by Seller, and assuming due and valid execution and delivery by Buyer and the other parties thereto, constitute a legal, and binding obligation of Seller enforceable against Seller in accordance with their terms, except as enforcement may be limited by applicable bankruptcy, insolvency or similar laws affecting the rights of creditors generally, and subject to general principles of equity.

All actions or proceedings required to be taken by or on the part of Seller to authorize and permit the execution and delivery by Seller of this Agreement and the Additional Agreements have been duly and properly authorized and approved by Seller’s managers and the requisite majority of Seller’s members.

4.3           Organization.  Seller is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.  Seller is duly qualified to carry on its business as now conducted and is in good standing in Alabama.  Seller has full power and authority to own or lease and to operate and use the Billboard Assets and to carry on the Billboard Business as previously conducted, as now conducted and as presently proposed to be conducted.

4.4           Licenses and Authorizations.  The Permits are all permits, licenses and other governmental authorizations of every kind issued to or held by Seller as of the date hereof that are required for the operation of the Billboard Business.  All Permits are in full force and effect, and all state and local renewal fees of all Permits are paid in full.  Seller is in compliance in all material respects with the terms of all Permits, and no loss or expiration of any Permit is pending, or to the knowledge of Bell, assuming a reasonable inquiry (the “Knowledge of Seller”), threatened.  All rights and benefits under the Permits are freely assignable by Seller without any restriction, transfer fee or other cost, and without the prior approval of, or delivery of prior notice to, any governmental authority or other issuer of such Permit.

4.5           Contracts and Arrangements.

(a)           Seller has furnished Buyer with true and complete copies of all Billboard Contracts, customer warranties, and all unused “Vinyls” for current or future advertisers pertinent to Billboard Structures included within the Billboard Assets, and all plans for Billboard Structures in its possession.

(b)           Each of the Billboard Contracts is in full force and effect and is the legal, valid and binding obligation of Seller as party thereto, and on the Closing Date shall be delivered free and clear of all Liens other than Permitted Encumbrances.  Seller is not in default under any Billboard Contract, and to the Knowledge of Seller, no other party to any Billboard Contract is in breach or default thereunder other than with respect to customers making payments up to ninety (90) days after due from time to time, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default on the part of Seller or, to the Knowledge of Seller, any other party thereunder.  No party to any of the Billboard Contracts has exercised any termination rights with respect thereto, and no party has given written notice of any significant dispute with respect to any Billboard Contract.  Except as set forth on Schedule 3.5(a)(vi), no approval, authorization, waiver, consent or release is required from any landlord, lessor, customer, vendor or other party to any of the Billboard Contracts as a condition to the assignment and transfer of any such Billboard Contract to Buyer hereunder.

4.6           Title and Sufficiency.

(a)           Seller owns and has good and valid title to all of the Billboard Assets, and has the unrestricted power and right to sell, assign and deliver the Billboard Assets, subject to the consents listed on Schedule 3.5(a)(vi).  Seller shall transfer such title to Buyer on the Closing Date, free and clear of all Liens other than Permitted Encumbrances.

(b)           The Billboard Assets include all of the assets necessary to permit Buyer to conduct the Billboard Business after the Closing in a manner substantially equivalent to the manner as it has been conducted prior to the date of this Agreement subject to those assets which Seller is retaining and that relate to its Retained Business, including the administrative, financial, employee, and management functions associated therewith, which Buyer is not acquiring pursuant to this Agreement.  Seller does not own any real property.

4.7           Litigation and Compliance with Laws.

(a)           Seller has not been operating under, is not subject to, nor in default with respect to, any order, writ, injunction, judgment or decree of any court or federal, state, or local governmental authority or agency, in any way related to the Billboard Assets or the Billboard Business.  Seller has complied in all material respects with all federal, state and local laws, statutes, rules, regulations and other legal requirements which are applicable to the Billboard Assets or the Billboard Business.

(b)           No litigation or proceeding by or before any court or governmental agency related to the Billboard Assets or the Billboard Business is pending or to the Knowledge of Seller, threatened, nor, to the Knowledge of Seller, is there any basis for such claims; and no federal, state or local governmental administrative proceeding or investigation is pending or threatened, nor, to the Knowledge of Seller, is there any basis therefor.

4.8           No Conflict.  The execution, delivery and performance by Seller of this Agreement and the Additional Agreements and the consummation by Seller of the transactions contemplated hereby and thereby will not: (a) result in a breach or violation of any of the provisions of Seller’s governing documents or instruments; (b) violate, in any material respect, any order or legal requirement applicable to Seller or any Billboard Asset; (c) revoke, suspend or modify any Permit; or (d) violate or conflict with, in any material respect, or result in a breach of or constitute (with notice or lapse of time, or both) an occurrence of a default under any provision of, result in the acceleration or cancellation of any obligation under, give rise to any claim, give any third party additional rights or compensation under or give rise to any right by any party to terminate or amend its obligations under, any agreement or instrument to which Seller is a party in connection with the Billboard Business or by which any of the Billboard Assets are bound, or result in the creation of any Lien upon the Billboard Assets.

4.9           Financial Statements.  Seller has delivered to Buyer an unaudited statement of revenues received from customers of the Billboard Business for the 12-month period ending May 31, 2015 (the “Revenue Statement”) showing the monthly revenue for each such customer that paid more than $5,000 to Seller during such period, and aggregating together all such customers who paid less than $5,000 during such period. The Revenue Statement is consistent with the books and records of Seller (which, in turn, are accurate and complete in all material respects).  Seller and Buyer acknowledge and agree that the Billboard Business was not operated as an independent business and, accordingly, Seller is not able to provide customary balance sheets, income statements, or other financial statements of the Billboard Business separate from its other operations.

4.10           Changes.  Since January 1, 2015, there have been no events or circumstances of any kind that have had or would reasonably be expected to result in a material adverse effect to the Billboard Assets or to the condition (financial or otherwise), liabilities, business, operations, results of operations or prospects of the Billboard Business (a “Material Adverse Effect”).  Buyer and Seller acknowledge and agree that the recent separation from employment of Seller’s Enterprise, Alabama sales representative is not a Material Adverse Effect.

4.11           Taxes.  All tax returns required to be filed by or on behalf of Seller on or before the Closing Date have or will have been duly and timely filed with the appropriate taxing authority in all jurisdictions in which such tax returns are required to be filed, and all such tax returns are true, complete and correct in all material respects; and all taxes of Seller have been fully and timely paid. Seller has complied in all material respects with all applicable legal requirements relating to the payment and withholding of taxes and has duly and timely withheld and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over under all applicable legal requirements.  There are no liens for taxes upon the Billboard Assets.

4.12           Environmental Matters.

(a)           With respect to the Billboard Business, Seller has complied, and is in compliance, in all material respects with all applicable Environmental and Safety Requirements and has no material liabilities, including existing corrective, investigatory or remedial obligations arising under applicable Environmental and Safety Requirements or, to the Knowledge of Seller, pending or threatened corrective, investigatory or remedial obligations arising under applicable Environmental and Safety Requirements. Seller has not received any oral or written notice, report or information regarding any actual or alleged violation of Environmental and Safety Requirements or any liabilities or potential liabilities relating to it or its facilities arising under Environmental and Safety Requirements. Seller has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any substance (including any hazardous substance) or owned, occupied or operated any facility or property in a manner that has given or would reasonably be expected to give rise to any material liabilities pursuant to any Environmental and Safety Requirements.

(b)           For the purposes hereof, “Environmental and Safety Requirements” means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law, in each case concerning public health and safety, worker health and safety and pollution or protection of the environment (including, without limitation, all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, radiation or radon), each as amended and as now or hereafter in effect.

4.13           Intellectual Property.  Seller has all right, title and interest in and to, and is the sole and exclusive owner of (free and clear of any Liens other than Permitted Encumbrances), all the Billboard Intellectual Property, and has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Billboard Intellectual Property is being used.  No claims with respect to the ownership of, or otherwise questioning Seller’s rights to, any of the Billboard Intellectual Property have been asserted or threatened by any third party nor are there any valid grounds for any such claim. To the Knowledge of Seller, the conduct of the Billboard Business has not infringed, misappropriated or conflicted with any patents, trademarks, copyrights, trade secrets or other intellectual property of any third party.  To the Knowledge of Seller, no third party is infringing, diluting, misappropriating, or otherwise violating or engaged in the unauthorized use of any of the Billboard Intellectual Property, including any employee or former employee of Seller.

4.14           Employee Matters.  No employee of Seller has been granted the right to continued employment by Seller or to any material compensation following termination of employment with Seller except for those hired by Buyer, for whom Seller has agreed to pay commissions earned on non-Billboard Business prior to Closing, where payment will be made after Closing. All employees of Seller working in connection with the Billboard Business have been or will have been, on or before the Closing Date, paid in full by Seller for all earned wages, salaries, commissions, bonuses and other compensation for all services performed by such employees up to and including the Closing Date. There are no claims, disputes or controversies pending or, to the Knowledge of Seller, threatened involving any employee or group of employees of Seller. Seller has complied in all material respects with all legal requirements related to the employment of its employees, including provisions related to wages, hours, leaves of absence, equal opportunity, occupational health and safety, workers’ compensation, severance, employee handbooks or manuals, collective bargaining and the payment of social security and other taxes. Seller has no liability under any legal requirements related to employment and attributable to an event occurring or a state of facts existing prior to the Closing Date.

4.15           Insurance.  Seller maintains insurance policies relating to the Billboard Assets and the Billboard Business insuring against such risks and in such amounts as the management of Seller reasonably has determined to be prudent in accordance with industry practice.  There is no claim by Seller pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights.  All such insurance policies are currently in full force and effect.  Seller is not in material default thereunder, all premiums and other payments due thereunder have been paid, and all claims thereunder have been filed in due and timely fashion.

4.16           Brokers.  Except for Kalil & Co, Inc., no broker or finder has been engaged by Seller in connection with the transactions contemplated by this Agreement and no broker or finder will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement. Seller is responsible for all broker’s or finder’s fees and any other commissions, costs or expenses charged by Kalil & Co., Inc. or otherwise associated with the services provided by Kalil & Co., Inc.

4.17           Disclaimer.  Except as expressly set forth in this Article IV or in the Schedules or Exhibits attached to this Agreement, Seller makes no express or implied representation or warranty with respect to the Billboard Assets or Billboard Business whatsoever.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

5.1           Authority Relative to this Agreement. Buyer has the full power and authority to execute and deliver this Agreement and all other Additional Agreements, and to consummate the transactions and to discharge its obligations contemplated hereby and thereby.

5.2           Agreement Binding.  The Agreement has, and the Additional Agreements have, been duly and validly executed and delivered by Buyer, and assuming due and valid execution and delivery by Seller and the other parties thereto, constitute a legal, and binding obligation of Buyer enforceable against Buyer in accordance with their terms, except as enforcement may be limited by applicable bankruptcy, insolvency or similar laws affecting the rights of creditors generally, and subject to general principles of equity.  All actions or proceedings required to be taken by or on the part of Buyer to authorize and permit the execution and delivery by Buyer of this Agreement and the Additional Agreements have been duly and properly authorized and approved by Buyer’s managers and the requisite majority of Buyer’s members.

5.3           No Conflict.  The execution, delivery and performance by Buyer of this Agreement and the Additional Agreements and the consummation by Buyer of the transactions contemplated hereby and thereby will not: (a) result in a breach or violation of any of the provisions of Buyer’s governing documents or instruments; (b) violate, in any material respect, any order or legal requirement applicable to Buyer or its assets; or (c) violate or conflict with, in any material respect, or result in a breach of or constitute (with notice or lapse of time, or both) an occurrence of a default under any provision of, result in the acceleration or cancellation of any obligation under, give rise to any claim, give any third party additional rights or compensation under or give rise to any right by any party to terminate or amend its obligations under, any agreement or instrument to which Buyer is a party or by which it or any of its material assets are bound.

5.4           Organization.  Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Alabama.  Buyer is a newly formed entity with no history of business operations and no material financial liabilities.

ARTICLE VI
POST-CLOSING COVENANTS

6.1           Employment Matters.  Except as set forth in the TSA or as otherwise specifically stated herein or otherwise mutually agreed by the parties, no employees of Seller shall continue employment with the Billboard Business following the Closing Date.  Seller, at Seller’s cost and expense, shall train Buyer’s representatives in the use and programming of the computer software utilized to program the advertisements on the LED structures used in the Billboard Business.  Following the Closing, Seller agrees not to enforce, and hereby waives any right it may have to enforce, any non-competition, customer non-solicitation, or similar restrictive provision or agreement, including, without limitation, the restrictive covenants set forth in any offer letter or employment agreement or arrangement, in its favor against Linda Baxter and Katie Cole and any other employee or consultant of Seller who is hired by Buyer with Seller’s prior written consent; provided, however, Seller’s agreement to not enforce, and Seller’s waiver of its rights to enforce, such provisions shall not apply to any agreement of any employee or consultant of Seller not to solicit any of Seller’s employees and consultants.

6.2           Seller’s Covenant Not To Compete or Interfere.

(a)           For a period of five (5) years following the Closing Date, none of Seller, Bell or any of their respective affiliates (the “Seller Parties”) shall, directly or indirectly, in any capacity whatsoever (whether individually or with others or as an owner, investor, principal, shareholder, partner, member, director, officer, employee, agent, representative, consultant, advisor, or in any other capacity), for the benefit of Seller or for the benefit of any third party, engage in the business of outdoor billboard advertising in the State of Alabama, or own, invest in, manage, operate, join, control, be employed by, provide services to, consult for, advise, assist, participate in, or be connected in any manner with a third party that engages in the business of outdoor billboard advertising in the State of Alabama. This covenant does not prohibit the mere ownership of no more than one percent (1%) of the outstanding stock of any publicly-traded corporation as long as Seller is not otherwise in violation of this Agreement.

(b)           Each of Seller and Bell acknowledges that the restrictions contained in this Section 6.2, in view of the nature of the Billboard Business, are reasonable and necessary to protect the legitimate interests of Buyer, and that any violation thereof could result in irreparable injuries to Buyer.  Each of Seller and Bell acknowledges that, in the event of a breach or threatened breach of the restrictions of this Section 6.2 by Seller, Buyer shall be entitled to request from any court of competent jurisdiction preliminary and permanent injunctive relief restraining Seller and/or Bell (or their successors, assigns, or transferees) from any violation of the foregoing.

(c)           With respect to the Billboard Contracts, for a period of five (5) years following the Closing Date, none of the Seller Parties shall directly, or indirectly through any person or entity, take any action to interfere with any such Billboard Contract; provided, however, Buyer acknowledges that certain customers of the Billboard Business are also customers of the Retained Business, and both Buyer and Seller agree that Seller’s marketing of the services of the Retained Business to such customers after the Closing will not be a violation of this Section 6.2 so long as Seller does not offer any discount, term, or incentive to such customers to reduce the amount of their business with the Billboard Business; and provided, further, that any discount, term, or incentive Seller offers to at least a majority of its customers will be deemed to be not a discount, term, or incentive in violation of this Section 6.2.

(d)           For a period of two (2) years following the Closing Date, no Seller Party shall directly, or indirectly through any person or entity, solicit for hire, engagement, or employment any employee or consultant of Buyer as of the date of this Agreement or as of any time during such restricted period, provided, that this Section 6.2(d) shall not  apply to any individual whose employment or engagement with Buyer has been terminated for a period of six (6) months or longer; and provided further, that this Section 6.2(d) shall not prohibit any Seller Party from making any general media solicitation for employees or engaging in public advertising of employment opportunities (including through the use of employment agencies) not specifically directed to any of Buyer’s employees and consultants, and that the Seller Parties shall not be restricted from hiring any person who responds to any such general solicitation for employees or public advertisement of employment opportunities.

6.3           Buyer’s Covenant Not To Compete or Interfere.

(a)           For a period of three (3) years following the Closing Date, neither Buyer nor any of its affiliates (the “Buyer Parties”), shall, directly or indirectly (whether individually or with others or as an owner, investor, principal, shareholder, partner, member, director, officer, employee, agent, representative, consultant or advisor), for the benefit of Buyer or for the benefit of any third party, engage in the business of indoor video-screen advertising in the State of Alabama, or own, invest in, manage, operate, join, control, be employed by, provide services to, consult for, advise, assist or participate in, a third party that engages in the business of indoor video-screen advertising in the State of Alabama; provided, however, in no event will any Buyer Party be prohibited from purchasing the assets, equity, or merging or otherwise combining with any non-affiliated person or entity that is engaged in the business of indoor video-screen advertising in the State of Alabama. This covenant does not prohibit the mere ownership of no more than one percent (1%) of the outstanding stock of any publicly-traded corporation as long as Buyer is not otherwise in violation of this Agreement.

(b)           Each Buyer Party acknowledges that the restrictions contained in this Section 6.3, in view of the nature of the Seller’s business, are reasonable and necessary to protect the legitimate interests of Seller, and that any violation thereof could result in irreparable injuries to Seller.  Each Buyer Party acknowledges that, in the event of a breach or threatened breach of the restrictions of this Section 6.3 by Buyer, Seller shall be entitled to request from any court of competent jurisdiction preliminary and permanent injunctive relief restraining any Buyer Party (or its applicable successors, assigns, or transferees) from any violation of the foregoing.

(c)           For a period of three (3) years following the Closing Date, no Buyer Party shall directly, or indirectly through any person or entity, take any action to interfere with any of the customers of the Retained Business set forth on Schedule 6.3 attached hereto (the “Specified Customers”) in connection with such Specified Customers’ capacity as customers of the Retained Business; provided, however, Seller acknowledges that certain of the Specified Customers are also customers of the Billboard Business, and both Buyer and Seller agree that Buyer’s marketing of the services of the Billboard Business to such Specified Customers after the Closing will not be a violation of this Section 6.3 so long as Buyer does not offer any discount, term, or incentive to such customers to reduce the amount of their business with the Retained Business; and provided, further, that any discount, term, or incentive Buyer offers to at least a majority of its customers will be deemed to be not a discount, term, or incentive in violation of this Section 6.3.

(d)           For a period of two (2) years following the Closing Date, except with the prior written consent of Seller or otherwise in accordance with this Agreement or the TSA, no Buyer Party shall directly, or indirectly through any person or entity, solicit for hire, engagement, or employment any employee or consultant of Seller as of the date of this Agreement or as of any time during such restricted period; provided, that this Section 6.3(d) shall not  apply to any individual whose employment or engagement with Seller has been terminated for a period of six (6) months or longer; and providedfurther, that this Section 6.3(d) shall not prohibit any Buyer Party from making any general media solicitation for employees or engaging in public advertising of employment opportunities (including through the use of employment agencies) not specifically directed to any of Seller’s employees and consultants, and that the Buyer Parties shall not be restricted from hiring any person who responds to any such general solicitation for employees or public advertisement of employment opportunities.

6.4           Confidentiality.   Seller hereby agrees that for a period of five (5) years following the Closing, Seller shall not disclose or make use of, and shall use its best efforts to cause all of its affiliates, successors, assigns, officers, directors, employees and representatives not to disclose or make use of, any knowledge, information or documents of a confidential nature or not generally known to the public with respect to the Billboard Assets, the Billboard Business or Buyer, its affiliates or their respective businesses, except to the extent that such knowledge, information or documents shall have become public knowledge other than through improper disclosure by Seller or is required to be disclosed pursuant to a legal requirement, including applicable federal or state tax code requirements.

6.5           Transfer of Billboard Contracts.

(a)           If any approvals, authorizations, waivers, consents or releases necessary to assign, transfer, convey and deliver the Billboard Contracts to Buyer have not been obtained on or prior to the Closing Date,  Seller shall use its commercially reasonable efforts to deliver to Buyer any such approval, authorization, waiver, consent or release, and all other documentation necessary to assign, transfer, convey and delivery any such Billboard Contract, as promptly as practicable after the Closing, but in any case no later than ninety (90) days following the Closing Date.   To the extent that any approvals, authorizations, waivers, consents or releases necessary for the transfer of any Billboard Contract shall not have been obtained, Buyer shall be deemed Seller’s agent for purpose of completing, fulfilling and discharging all of Seller’s obligations and liabilities under any such Billboard Contract, and the parties shall take all commercially reasonable steps and actions to the extent permitted by law to provide Buyer with the benefits of any such Billboard Contract and, to relieve Seller of the performance and other obligations and liabilities thereunder.

(b)           Seller shall pay in full, when due, all balances owed under all accounts, agreements and arrangements with providers of electricity or lighting services provided on or prior to the Closing Date with respect to all Billboard Structures containing LED components.

(c)           With respect to any utility arrangements for Billboard Structures that are not transferable without the consent of the utility provider or are otherwise not included within the Transferable Utility Arrangements, Seller shall maintain such utility arrangements and shall not terminate or suspend the provision of such underlying utilities until receipt of written notice from Buyer that it has arranged for separate provision of utilities for such applicable Billboard Structures.

6.6           Further Assurances.  From time to time following the Closing, Seller and Buyer shall, and shall cause their respective affiliates, officers and employees to, execute, acknowledge and deliver all such other instruments, and shall take such further actions, as may be necessary or appropriate to carry out the transactions contemplated by this Agreement.  If following the Closing Seller receives any payment, payment instrument, invoice or notice related to the Billboard Assets, and such payment, payment instrument, invoice or notice is not addressed in the TSA or the Services Agreement, then Seller shall forward such payment, payment instrument, invoice or notice to Buyer as promptly as practicable (and in no event later than seven (7) days after such receipt).  If Buyer so requests following the Closing, Seller shall execute and deliver certifications regarding its prior operation of the Billboard Business, as may be required by Buyer’s auditors in connection with the completion of financial statements for the Billboard Business.  Seller shall provide to Buyer financial and other information reasonably related to the Billboard Business as requested by Buyer.  To the extent that any contracts, leases, permits, licenses, authorizations or other agreements owned by Seller that relate solely to the Billboard Business prior to the Closing Date are not included in the Billboard Assets, following the Closing, Seller shall promptly, upon request from Buyer or discovery of such omission by Seller, assign, transfer, convey and/or deliver such assets to Buyer, at no cost or expense to Buyer.

6.7           Mutual Licenses.  Seller hereby grants to Buyer a royalty-free, non-transferable, perpetual license to use all trade secrets, “know how,” and confidential information that were used in the operation of the Billboard Business at any time since January 1, 2015 and were not included in the definition of “Billboard Assets” in Article II above.  Not included in Seller’s grant of a license above are computer software, registered intellectual property, or intellectual property with respect to which Seller is not able to grant a license without obtaining the consent or approval of any third-party.  Buyer hereby grants to Seller a royalty-free, non-transferable, perpetual license to use all trade secrets, “know how,” and confidential information that were used in the operation of the Retained Business at any time since January 1, 2015 and were included in the definition of “Billboard Assets” in Article II above.

Not included in Buyer’s grant of a license above are computer software, registered intellectual property, or intellectual property with respect to which Buyer is not able to grant a license without obtaining the consent or approval of any third-party.  Buyer and Seller shall cooperate in good faith with all reasonable requests by the other to receive or obtain access to such information.

6.8           Books and Records.  In order to facilitate the resolution of any claims made by or against or incurred by Buyer after the Closing, or for any other reasonable purpose, for a period of five (5) years following the Closing, Seller shall:

(a)           Retain copies of the books and records (including personnel files) of the Billboard Business and the books and records of Seller which relate to the Billboard Business and its operations for periods prior to the Closing which are not transferred to Buyer at Closing; and

(b)           Upon reasonable notice, afford Buyer and its representatives reasonable access (including the right to make photocopies, at Buyer’s expense), during normal business hours, to such books and records.

ARTICLE VII
INDEMNIFICATION AND REMEDIES

7.1           Survival.  The several representations, warranties, covenants, and agreements of Seller and Buyer contained in or made pursuant to this Agreement shall be deemed to have been made on the Closing Date and shall survive the Closing.  All of the representations and warranties of Seller contained in Article IV and of Buyer contained in Article V shall survive the Closing for a period of twelve (12) months after the Closing Date (and no claim for indemnity under this Article VII with respect thereto may be first made after such period); provided that the representations in Sections 4.1, 4.2, 4.3, 4.6(a), 5.1, 5.2, 5.3 and 5.4 shall survive indefinitely; and provided, further, that claims for indemnity arising out of any fraud or intentional misrepresentation by a party hereunder shall not be subject to the survival limitations set forth herein.

7.2           Indemnification by Seller.  After the Closing, Seller shall indemnify and hold Buyer harmless from and against any and all damages, claims, losses, expenses, costs, obligations and liabilities, including without limitation liabilities for reasonable attorney’s fees and disbursements (collectively “Damages”), suffered by Buyer by reason of:

(a)           Any breach of a representation or warranty made by Seller pursuant to this Agreement;

(b)           Any failure by Seller to perform or fulfill any of its covenants or agreements set forth in this Agreement;

(c)           Any failure by Seller to pay or discharge any liabilities retained by Seller hereunder, and all liabilities and obligations of every nature in any way related to the Billboard Assets and the Billboard Business arising out of or based upon events or operative facts occurring during the period prior to the Closing Date, whether known or unknown, absolute or contingent, including but not limited to all federal, state and local taxes and assessments of every kind; and

(d)           Any fraud or intentional misrepresentation of Seller in connection with this Agreement, any agreement, document or instrument delivered in connection herewith, or any of the transactions contemplated hereby.

7.3           Indemnification by Buyer.  Buyer shall indemnify and hold Seller harmless from and against any and all Damages suffered by Seller by reason of:

(a)           Any breach of a representation or warranty made by Buyer pursuant to this Agreement;

(b)           Any failure by Buyer to perform or fulfill any of its covenants or agreements set forth in this Agreement;

(c)           Any failure by Buyer to pay or discharge subsequent to the Closing Date any liabilities or obligations assumed by Buyer hereunder, and all liabilities and obligations of every nature in any way related to the Billboard Assets and the Billboard Business arising out of or based upon events or operative facts occurring after the Closing Date, whether known or unknown, absolute or contingent, including but not limited to all federal, state and local taxes and assessments of every kind; and

(d)           Any fraud or intentional misrepresentation of Buyer in connection with this Agreement, any agreement, document or instrument delivered in connection herewith, or any of the transactions contemplated hereby.

7.4           Limitations on Indemnification.  Notwithstanding Section 7.2, the Seller shall have no liability under Section 7.2 to indemnify the Buyer for any Damages suffered with respect to Section 7.2(a) unless and until the aggregate amount of all such Damages exceeds $75,000 (the “Basket”), in which event the Buyer shall be entitled to indemnification for the amount of the Damages in excess of the Basket.  Notwithstanding Section 7.2 and this Section 7.4, the aggregate amount of Damages that Seller shall be liable for with respect to Section 7.2(a) shall not exceed the Purchase Price (the “Cap”).  Notwithstanding the prior provisions of this Section 7.4, any Damages arising out of any fraud or intentional misrepresentation of Seller, or any breaches by Seller of the representations and warranties in Sections 4.1, 4.2, 4.3 and 4.6(a) shall not be subject to the limitations of the Basket or Cap.

7.5           Defense and Settlement.  Each party agrees to give prompt notice to the other, of any third party claims that might give rise to a claim based on the indemnity contained in Section 7.2 and Section 7.3, stating the nature and basis of the claim and the amount thereof; provided that the failure to provide such notice promptly shall not relieve the indemnifying party of its indemnification obligation hereunder except to the extent that the indemnifying party has been materially prejudiced thereby.  The indemnifying party shall have the right to defend all such third party claims with litigation counsel of its choice and shall instruct said counsel to diligently and energetically defend.  If the indemnifying party does not assume the defense of any such third party claims or litigation resulting therefrom within 30 days of receipt of such notice, the indemnified party may defend against such claim or litigation in such manner as it deems appropriate.  If the indemnifying party chooses to exercise its right to defend such claim, it shall keep the other apprised of the developments in the action.  The indemnified party shall cooperate in good faith in the defense of each and every claim.  Without limitation, such cooperation shall include making available documents and/or witnesses as may be within the control of the  indemnified  party, cooperating in assisting the indemnifying  party in identifying and proving counterclaims against the third party.  The indemnifying party shall retain control of the litigation and shall therefore have the right to make the final decision with respect to defenses, counterclaims and strategy.  The indemnified party shall strictly observe all conduct and communication rules that litigation counsel shall impose with respect to the claim or litigation, including, but not limited to, issuance of press releases, public statements and even to statements to individuals within the employ of the indemnified party who either do not have a strict need to know, or, to whom communication would be restricted by reason of any protective order in effect.  The indemnifying party shall be entitled to settle any third party claim in any manner which, in its sole judgment, is appropriate, and the indemnified party shall cooperate and comply with such acts as shall be required to accomplish settlement.

7.6           Specific Performance.  The parties hereto acknowledge that irreparable damage would result if this Agreement were not specifically enforced. Therefore, the rights and obligations of the parties under this Agreement including but not limited to, their respective rights and obligations to sell and purchase the Billboard Assets, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith.

7.7           Indemnification Exclusive Remedy.  Buyer and Seller acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud or intentional misrepresentation on the part of a party hereto or from any party’s intentional failure to perform or fulfill any covenant or agreement, in either case in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VII.

In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their affiliates and each of their respective representatives arising under or based upon any law, except pursuant to the provisions set forth in this Article VII.   Nothing in this section shall limit any party’s right to seek and obtain any equitable relief to which any party shall be entitled or to seek any remedy on account of any party’s fraud or intentional misrepresentation or intentional failure to perform or fulfill any covenant or agreement hereunder.

ARTICLE VIII
MISCELLANEOUS PROVISIONS

8.1           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered by hand, or by email or facsimile transmission if delivered during customary business hours of the recipient, otherwise on the following business day, (ii) one (1) business day following the date sent by overnight courier, or (iii) three (3) business days following the date mailed by registered or certified mail ( return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice ):

(a)           If to Buyer, to:

Link Media Alabama, LLC
c/o Boston Omaha Corporation
292 Newbury Street, Suite 333
Boston, MA 02115
Tel.: (646) 450-5973
Email: jeffrey@bostonomaha.com
Attention: Jeffrey Piermont

– with a copy to –

Gennari Aronson, LLP
300 First Avenue, Suite 102
Needham, MA 02494
Tel.:  (781) 719-9203

Email:  naronson@galawpartners.com

Attention:  Neil H. Aronson, Esq.

(b)           If to Seller, to:

Bell Media, LLC
5027 Mercer St.
Montgomery, Alabama 36116
Tel.: (850) 363-1921
Attention: Scott Bell

8.2           Governing Law.  This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware and not by choice of law principles or the laws of any other state.

8.3           Dispute Resolution.  Any disputed matter between the parties or any of their respective successors and assigns under or related to this Agreement shall be governed exclusively and finally by arbitration.  Such arbitration shall be conducted by the American Arbitration Association (“AAA”) in Washington, DC, and shall be initiated and conducted in accordance with the Commercial Arbitration Rules of the AAA, as such rules shall be in effect on the date of a delivery of a demand for arbitration (“Demand”), except to the extent that such rules are inconsistent with the provisions set forth herein.  The arbitration shall be conducted by a single arbitrator (the “Arbitrator”) to be mutually selected by, and agreeable to, Buyer and Seller.  If Buyer and Seller are unable to agree on the Arbitrator within forty-five (45) days of the date of a Demand, then the parties agree that an Arbitrator shall be designated by the AAA.  In any event, the Arbitrator shall be independent and without any economic or financial interest of any kind in the outcome of the arbitration.  Any award by the Arbitrator shall be accompanied by a written opinion setting forth the findings of fact and conclusions of law relied upon in reaching the decision.  The award rendered by the Arbitrator shall be final, binding and non-appealable, and judgment upon such award may be entered by any court of competent jurisdiction.   Each party shall pay the fees of its own attorneys, expenses of witnesses and all other expenses and costs in connection with the presentation of such party’s case.  The remaining costs of the arbitration, including without limitation, fees of the Arbitrator, costs of records or transcripts and administrative fees shall be borne equally by Buyer and Seller.  Notwithstanding the foregoing, the Arbitrator may modify the allocation of such costs and fees in those cases where fairness dictates a different allocation of costs between the parties and an award of attorneys’ fees to the prevailing party as determined by the Arbitrator.

8.4           Public Announcements.  No public announcement or press release concerning the transaction contemplated by this Agreement shall be made by either party, except as required by law or as required under full and fair disclosure practices for public companies, unless agreed to in writing by both parties.

8.5           Third Party Rights.  Nothing in this Agreement shall be deemed to create any right with respect to any person or entity not a party to this Agreement.

8.6           Entire Agreement and Amendments.  This Agreement, including the Schedules and Exhibits hereto and the documents delivered pursuant hereto, embodies the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties. This Agreement may not be amended except in writing, signed by both parties.

8.7           Expenses.  Whether or not the transactions contemplated hereby are consummated, all fees and expenses incurred in connection herewith including, without limitation, all legal, accounting, financial, advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and consummation of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.

8.8           Partial Invalidity.  Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

8.9           Counterparts.  This Agreement (or the signature pages hereof) may be executed in any number of counterparts; all such counterparts shall be deemed to constitute one and the same instrument; and each of said counterparts shall be deemed an original hereof.

[Signature Page to Follow]

Seller and Buyer have caused this Asset Purchase Agreement to be signed as of the date first above written.

LINK MEDIA ALABAMA, LLC
By: Link Media Holdings, LLC
Its Manager and Sole Member

By: Boston Omaha Corporation
Its Manager and Sole Member

Date: June 19, 2015	By:	/s/ Alex B. Rozek
Alex B. Rozek, President

BELL MEDIA, LLC

Date: June 19, 2015	By:	/s/ Scott Bell
Scott Bell, CEO

Solely with respect to Section 6.2:

Date: June 19, 2015		/s/ Scott Bell
Scott Bell